UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Kellogg Company
One Kellogg Square
Battle Creek, MI 49016

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018	4

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018	5

Notes to Financial Statements
December 31, 2019 and 2018	6 - 17

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019	18

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Plan Participants and ERISA Finance Committee of
Kellogg Company Bakery, Confectionery, Tobacco Workers
and Grain Millers Savings & Investment Plan
Battle Creek, Michigan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings & Investment Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
(Signed BDO USA, LLP)
We have served as the Plan’s auditor since 2016.

Grand Rapids, Michigan
June 25, 2020

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Plan's interest in Master Trust at fair value	$274,489,287	$221,085,930
Plan's interest in Master Trust at contract value	165,157,236	179,622,125
Notes receivable from participants	6,943,966	7,096,869
Total assets	446,590,489	407,804,924
Liabilities
Accrued trustee fees	73,758	15,738
Total liabilities	73,758	15,738
Net assets available for benefits	$446,516,731	$407,789,186

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

	2019	2018
Additions:
Contributions:
Employer	$5,838,880	$5,864,965
Participant	15,169,624	14,889,327
Rollovers from other qualified plans	1,031,488	651,914
Total contributions	22,039,992	21,406,206

Earnings on investments:
Plan's interest in income/(loss) of Master Trust	59,024,607	(16,146,601)
Interest income on notes receivable from participants	356,963	320,300
Total additions	81,421,562	5,579,905

Deductions:
Participant withdrawals	(42,583,056)	(43,589,134)
Administrative service fees	(52,190)	(38,641)
Trustee fees	(58,771)	(38,475)
Total deductions	(42,694,017)	(43,666,250)

Net increase/(decrease)	38,727,545	(38,086,345)
Net assets available for benefits
Beginning of year	407,789,186	445,875,531
End of year	$446,516,731	$407,789,186

The accompanying notes are an integral part of these financial statements.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

1.	Summary of Significant Accounting Policies
Basis of Accounting
The Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the Plan) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan sponsor, Kellogg Company.
Recent Accounting Pronouncements
In February 2017, the FASB issued ASU 2017-6, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This update requires disclosure of the dollar amount of the Plan’s interest in each type of investment held by a Master Trust, as well as the Master Trust’s other assets and liabilities on a gross basis and the dollar amount of the Plan’s interest in each balance. The amendments in ASU 2017-6 are effective for fiscal years beginning after December 15, 2018. Early adoption was permitted. Entities should apply the new guidance on a retrospective basis. The Plan adopted the updated standard, on a retrospective basis at the beginning of the year ended December 31, 2019. The adoption of the standard primarily impacted the Master Trust footnote. See Note 7.

In August 2018, the Financial Accounting Standards Board issued ASU-2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. The ASU is effective for fiscal years beginning after December 15, 2019. The provisions of the ASU are not expected to have a material impact on the Plan's financial statements.

Investment Valuation and Income Recognition
The Plan’s investments are stated at estimated fair value, except for the Plan's interest in guaranteed investment contracts which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.
The Plan’s interest in income/(loss) of the Kellogg Company Master Trust (Master Trust), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments, dividend and interest income, and the unrealized appreciation/(depreciation) on those investments, is included in the Statements of Changes in Net Assets Available for Benefits.
An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.
The net appreciation/(depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation/(depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

Guaranteed Investment Contracts
The Master Trust invests in synthetic guaranteed investment contracts and a separate account insurance contract, for which GSAM Stable Value, LLC has oversight. The Master Trust enters into a contract with an issuer to receive a rate of return based on underlying investments. For the synthetic contracts, the Master Trust acquires, retains title to and holds the underlying investments in a separately identified custody account. The underlying investments typically include portfolios of fixed income securities or units of fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the crediting rate). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement cost. At December 31, 2019 and 2018, the present value of the differential between contract replacement cost and current contract cost was immaterial.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (ERISA). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.
Allocation of Net Investment Income/(Loss) to Participants
Net investment income/(loss) is allocated to participant accounts daily, in proportion to their respective ownership on that day.
Participant Withdrawals
Benefit payments to participants are recorded when paid.
Notes Receivable From Participants
Notes receivable from participants are recorded at net realizable value. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

Risks and Uncertainties
The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from those estimates.
Trustees of the Master Trust and Kellogg Company Common Stock
Assets of the Plan held within the Master Trust, are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the Company) in a commingled investment fund known as the Master Trust for which The Northern Trust Company is the trustee.
Allocation of Net Investment in Master Trust
The Plan’s allocated share of the Master Trust net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust held at The Northern Trust Company.

2.	Provisions of the Plan
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
Plan Administration
The Plan is administered by trustees appointed by Kellogg Company and employees represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers Union, the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.
Plan Participation and Contributions
Generally, all the Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 374-G and 401-G are eligible to participate in the Plan after the completion of their applicable trial period.
Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1% to 50% of their annual wages. Participants were eligible to defer up to $19,000 in 2019 and $18,500 in 2018. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions in 2019 and 2018.
Employee contributions are matched by the Company at a 100% rate on the first 3% and a 50% rate on the next 2%. The full Company match is invested per the participant's fund selection. Employees may contribute to the Plan from their first date of eligibility; however, the contributions

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

are not matched by the Company until the participant has completed one year of service from their date of hire.
Contributions held in Kellogg Company common stock can be transferred by a participant at any time to any other investment fund available under the Plan.
Plan participants may elect to invest the contributions and account balances for their accounts in various equity, bond, guaranteed investment contracts, fixed income funds or Kellogg Company stock or a combination thereof in multiples of one percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of trust expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participant account balances are fully vested.
Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Interest rates on loans issued during year-ended December 31, 2019 and 2018 was 5.75%-6.5% and 5.5%-6.25%, respectively. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.
Participant Distributions
Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.
Participants who terminate employment may remain in the Plan or receive payment of their account balances. If the account balance is $5,000 or less, the terminated participant will receive the account balance in a lump sum. Otherwise, a participant's account balances may be received in a lum sum or installment payments. For any investment in Kellogg Company stock, the participant can elect to receive that portion of their distribution in shares.
Termination
While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, after payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive his entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on his behalf funded by the amount of his entire accrued benefit.

3.	Income Tax Status
The Plan administrator has received a favorable determination letter from the Internal Revenue Service dated June 16, 2017 regarding the Plan’s qualification under applicable income tax

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

regulations. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	Related Party Transactions
Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.
The Northern Trust Company charges an asset based fee and a flat account based fee which are paid to the trustee as compensation for services performed under the Master Trust agreement.
Fees paid during 2019 and 2018 for management and other services rendered by parties-in-interest were based on comparable rates for such services. The majority of such fees were paid by the Plan. An immaterial portion was returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received are used to pay the Plan’s administrative expenses.

5.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2019 and 2018 to Form 5500.

	2019	2018
Net assets available for benefits per the financial statements	$446,516,731	$407,789,186
Adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	3,256,975	(2,668,772)
Net assets available for benefits per the Form 5500	$449,773,706	$405,120,414

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

The following is a reconciliation of the Plan’s interest in income/(loss) of Master Trust and Trust per the financial statements for the years ended December 31, 2019 and 2018 to Form 5500.

	2019	2018
Plan's interest in income/(loss) of Master Trust per the financial statements	$59,024,607	$(16,146,601)
Less:
Trustee fees	(110,961)	(77,116)
Change in adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	5,925,747	(2,650,814)
Net investment gain/(loss) from Master Trust and Trust investment accounts per the Form 5500	$64,839,393	$(18,874,531)

6.	Fair Value Measurements
The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

•
Money market funds: Valued at the net asset value (NAV) of shares held by the Master Trust at year end using the fair value of underlying investments. The underlying investments of the short-term investment collective trust are high-quality money market instruments with short term maturities. Redemptions are allowed on every business day.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the NAV of shares held by the Master Trust at year end.

•
Collective trusts: Collective trusts are valued based upon the NAV of units held by the Master Trust at year end using the contract value of underlying investments. These investments represent fixed income, equity securities, international equity, domestic equity and U.S. debt securities.

•
Separately managed fund: The separately managed fund is specifically designed for the Master Trust. The Master Trust owns units in the underlying investments of the fund, which consist of equity securities. Equity securities are valued at the closing price reported on the active market on which the individual securities are traded.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

The following table presents a summary of the Master Trust investments in certain entities that calculate NAV per share as of December 31, 2019 and 2018:

Investments at NAV as a practical expedient as of December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index	$364,168,171	$—	Daily	None
NL Fund M
T. Rowe Price Growth Stock	165,025,413	—	Daily	None
Trust
BlackRock U.S. Debt Index	102,867,801	—	Daily	None
NL Fund M
BlackRock MSCI ACWI-ex US	118,830,522	—	Daily	None
Index NL Fund M
BlackRock Russell 2500 Index	68,719,718	—	Daily	None
NL Fund M
NT/Goldman Sachs Collective	7,675,884	—	Daily	None
Short Term Investment Fund
Wells Fargo Discovery CIT E2	86,470,672	—	Daily	None
Capital Group Target Retirement Fund 2010	6,240,454	—	Daily	None
Capital Group Target Retirement Fund 2015	10,911,106	—	Daily	None
Capital Group Target Retirement Fund 2020	40,235,607	—	Daily	None
Capital Group Target Retirement Fund 2025	60,692,535	—	Daily	None
Capital Group Target Retirement Fund 2030	63,817,318	—	Daily	None
Capital Group Target Retirement Fund 2035	58,898,665	—	Daily	None
Capital Group Target Retirement Fund 2040	55,035,793	—	Daily	None
Capital Group Target Retirement Fund 2045	37,878,750	—	Daily	None
Capital Group Target Retirement Fund 2050	24,223,673	—	Daily	None
Capital Group Target Retirement Fund 2055	11,692,818	—	Daily	None
Capital Group Target Retirement Fund 2060	2,609,951	—	Daily	None
Total Investments at NAV as
a Practical Expedient	$1,285,994,851	$—

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

Investments at NAV as a practical expedient as of December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index	$377,068,801	$—	Daily	None
NL Fund M
T. Rowe Price Growth Stock	144,049,062	—	Daily	None
Trust
BlackRock U.S. Debt Index	77,500,616	—	Daily	None
NL Fund M
BlackRock MSCI ACWI-ex US	89,821,728	—	Daily	None
Index NL Fund M
BlackRock Russell 2500 Index	49,227,586	—	Daily	None
NL Fund M
NT/Goldman Sachs Collective	12,840,008	—	Daily	None
Short Term Investment Fund
Total Investments at NAV as
a Practical Expedient	$750,507,801	$—
The Plan is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels.  Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement, possibly resulting in the need for multiple agreements with a single counterparty.  Master netting agreements are specific to each different asset type; therefore, they allow the company to close out and net its total exposure to a specified counterparty in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty. As of December 31, 2019 and 2018, there were no master netting agreements in place.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

The major classes of investments of the Master Trust as of December 31, 2019 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$302,590,493	$—	$302,590,493
Separately Managed Fund	72,703,921	—	—	72,703,921
Kellogg Company Stock	122,923,462	—	—	122,923,462
Investments at Fair Value	$195,627,383	$302,590,493	$—	$498,217,876
Investments measured at net asset value as a practical expedient*				1,285,994,851
Total Investments at fair value				1,784,212,727
Guaranteed investment contracts measured at contract value				389,776,310
Total Net Investments of the Master Trust				$2,173,989,037
The major classes of investments of the Master Trust as of December 31, 2018 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$664,960,521	$—	$664,960,521
Kellogg Company Stock	109,148,324	—	—	109,148,324
Investments at fair value	$109,148,324	$664,960,521	$—	$774,108,845
Investments measured at net asset value as a practical expedient*				750,507,801
Total Investments at fair value				1,524,616,646
Guaranteed investment contracts measured at contract value				440,090,125
Total Net Investments of the Master Trust				$1,964,706,771
*In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amount presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.
The Master Trust practice regarding the timing of transfers between levels is to measure transfers in at the beginning of the month and transfers out at the end of the month. For the years ended December 31, 2019 and 2018, the Master Trust had no transfers between Levels 1, 2 or 3.

7.	Kellogg Company Master Trust
The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

Kellogg Company Master Trust net assets at December 31, 2019 and 2018 and the changes in net assets for the years ended December 31, 2019 and 2018 are as follows:
Kellogg Company Master Trust Schedule of Net Assets

	2019 Master Trust Balances	2019 Plan's Interest in Master Trust Balances
General Investments at fair value
Money Market Funds	$7,675,884	$1,553,973
Common Stock - Kellogg Company	122,923,462	50,247,037
Commingled Funds/Collective trusts	1,278,318,967	170,164,225
Mutual Funds	302,590,493	37,861,702
Separately Managed Fund	72,703,921	14,662,350
General Investments at contract value
Guaranteed Investment Contracts	389,776,310	165,157,236
Total general investments	2,173,989,037	439,646,523
Pending for securities purchased	1,402,060	283,845
Other receivables	77,936	15,778
Total assets	2,175,469,033	439,946,146
Pending for securities sold	(3,755,680)	(760,333)
Other receivables	(46,437)	(9,401)
Net Assets	$2,171,666,916	$439,176,412

	2018 Master Trust Balances	2018 Plan's Interest in Master Trust Balances

General Investments at fair value
Money Market Funds	12,840,008	2,621,510
Common Stock - Kellogg Company	109,148,324	43,342,792
Commingled Funds/Collective trusts	737,667,793	73,824,505
Mutual Funds	664,960,521	101,297,123
General Investments at contract value
Guaranteed Investment Contracts	440,090,125	179,622,125
Total general investments	1,964,706,771	400,708,055
Pending for securities purchased	413,528	84,429
Other receivables	381	78
Total assets	1,965,120,680	400,792,562
Pending for securities sold	(1,783,160)	(364,063)
Other receivables	(559,115)	(114,153)
Net Assets	$1,962,778,405	$400,314,346

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2019 and 2018

Kellogg Company Master Trust
Schedule of Changes in Net Assets Available for Benefits

	2019	2018
Earnings on investments
Interest	$15,822,703	$15,613,767
Dividends	9,853,949	11,463,954
Net appreciation/(depreciation) in fair value of investments
Common Stock - Kellogg Company (Note 1)	19,727,871	(18,785,486)
Commingled Funds/Collective Trusts	226,338,724	(37,584,135)
Mutual Funds	94,268,702	(79,789,647)
Separately Managed Funds	12,286,204	—
Net appreciation/(depreciation)	352,621,501	(136,159,268)
Total earnings on investments	378,298,153	(109,081,547)
Net transfer of assets out of investment accounts	(168,787,908)	(117,087,666)
Fees and commissions	(621,734)	(528,144)
Total distributions	(169,409,642)	(117,615,810)
Net change in net assets	208,888,511	(226,697,357)
Net assets
Beginning of Year	1,962,778,405	2,189,475,762
End of year	$2,171,666,916	$1,962,778,405

8.	Subsequent Event
The global economic uncertainty associated with the novel coronavirus (COVID-19) pandemic has resulted in significant volatility in global financial markets. This volatility has affected, and may continue to affect, the value of the Plan's net assets available for benefits. The effects of economic and market conditions subsequent to December 31, 2019 are not reflected in these financial statements and the future impact on the Plan's net assets available for benefits cannot be reasonably estimated due to uncertainty regarding the duration and scope of the pandemic and other changing market conditions. To the date of this report, the Plan's investment portfolio has incurred a modest decline in fair value since December 31, 2019.

In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted and signed into law. The CARES Act includes various provisions that temporarily ease rules around distributions and loans in 2020 for eligible plan participants in reaction to the economic conditions during the COVID-19 pandemic. The Plan's management is currently evaluating the impact of the CARES Act on the Plan.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan EIN 38-0710690 Plan No. 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	*Participants	Loans, interest ranging 4.25%-9.25%, with due dates at various times through December, 2034.	$6,943,966
	*Parties-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS SAVINGS AND INVESTMENT PLAN
	By:	/s/ Amit Banati
Dated: June 25, 2020	Name: Title:	Amit Banati Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm